Mail Stop 3561

January 7, 2009

Sau Shan Ku
Oakridge International Corporation
Suite 1609 Jie Yang Building
271 Lockhart Road
Wanchai, Hong Kong

> **Re: Oakridge International Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 9, 2008**
> **File No. 333-152312**

Dear Mr. Ku:

We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Executive Compensation, page 31

1. Please revise the executive compensation disclosure to conform to the requirements of Item 402(m)-(r) of Regulation S-K. Even though the table does not disclose any compensation, the titles of the columns on the table should conform to the requirements of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

2. We note that the disclosure provided in the registration statement under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" is not consistent with the disclosure under the same heading in the quarterly report filed by the company for the quarter ended September 30, 2008. Please revise the registration statement to provide the full disclosure consistent with the company's quarterly report. Also, please advise us

why you filed a Form 10-Q since the company is not yet subject to the reporting requirements of section 15(d) of the Securities Exchange Act of 1934.

Form 10-Q for the Quarter Ended September 30, 2008
Item 4. Controls and Procedures, page 23

3. In future filings, please revise the references to the definition of disclosure controls and procedures under the Securities Exchange Act of 1934 to refer to the correct rules, 13a-15(e) and 15d-15(e).

Exhibit 31.1

4. In future filings, please ensure that the certification conforms to the requirements of Item 601(b)(31) of Regulation S-K. For example, we note that the certificate refers to a "small business issuer," which is not included in Item 601(b)(31) of Regulation S-K.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director